Exhibit 99.1

Corporación América Airports S.A. Reports 4.5% YoY Increase in Total Passenger Traffic in October 2018

Passenger traffic up 5.6% YoY in Argentina and 4.9% in Italy, further supported by growth across most geographies

LUXEMBOURG--(BUSINESS WIRE)--November 15, 2018--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 4.5% in October 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Oct’18	Oct’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	4,047	3,635	11.3%	37,293	34,157	9.2%
International Passengers (thousands)	2,283	2,353	-3.0%	23,365	22,797	2.5%
Transit Passengers (thousands)	736	774	-4.9%	7,377	6,849	7.7%
Total Passengers (thousands)	7,066	6,762	4.5%	68,035	63,803	6.6%
Cargo Volume (thousand tons)	41.0	42.5	-3.6%	332.5	311.4	6.8%
Total Aircraft Movements (thousands)	76.5	74.8	2.3%	736.5	709.7	3.8%

Passenger Traffic Overview

Total passenger traffic in October 2018 increased by 4.5% YoY, primarily reflecting growth of 5.6% in Argentina, 4.9% in Italy and 14.2% in Armenia.

In Argentina, passenger traffic increased 5.6% YoY, mainly driven by a 16.2% growth in domestic traffic, which benefitted from the addition of several new frequencies to existing routes over the past 12 months. Challenging macro conditions continued to impact International and transit traffic which declined 11.8% and 4.9%, respectively. In addition, Norwegian Air Argentina and LASA started operations during the month. Norwegian opened two routes connecting Buenos Aires with Mendoza and Córdoba, and plans to open additional domestic routes in the coming months. LASA opened several domestic routes, operating from Neuquén Airport. JetSmart expects to initiate operations later in November with routes from Santiago de Chile Importantly, in October El Palomar Airport was designated as an International Airport, and both FlyBondi and JetSmart anticipated they plan to start operating international routes from El Palomar to neighboring countries Uruguay, Paraguay and Chile in the coming months.

In Italy, passenger traffic increased 4.9%, mainly driven from an 8.0% traffic increase % in Pisa Airport, while Florence Airport passenger traffic was relatively flat YoY, mainly as a result of several flight cancellations due to adverse weather conditions. At Pisa Airport, international passengers increased 9.5% in the month, reflecting the continued good performance of routes to Russia, together with an increase in the load factor.

In Brazil, passenger traffic increased 1.3% YoY, driven by a 6.6% growth in domestic traffic reflecting the addition of new frequencies to existing routes in several destinations, partially offset by a decline in international traffic, mainly due to the currency depreciation.

In Uruguay, passenger traffic declined 3.5% mainly due to currency depreciation in neighboring countries Brazil and Argentina, which resulted in a decrease in passengers.

Cargo Volume and Aircraft Movements

Cargo volume declined 3.6% in October 2018 mainly impacted by a 12.7% decline in Argentina, partially offset by cargo volume growth across the majority of countries of operations.. In Armenia, cargo volume increased 9.2%, reverting the negative trend in the previous months.

Aircraft movements remained increased 2.3% in October 2018, mainly driven by Argentina, which increased 4.8%, followed by Ecuador, with an increase of 12.4%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Oct’18	Oct’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,502	3,315	5.6%	33,123	30,773	7.6%
Italy	759	724	4.9%	7,200	6,978	3.2%
Brazil	1,689	1,667	1.3%	16,785	15,968	5.1%
Uruguay	185	191	-3.5%	1,917	1,906	0.6%
Ecuador	366	340	7.8%	3,697	3,462	6.8%
Armenia	265	232	14.2%	2,417	2,154	12.2%
Peru	300	293	2.3%	2,897	2,561	13.1%
TOTAL	7,066	6,762	4.5%	68,035	63,803	6.6%

Cargo Volume (tons)
Argentina	25,105	28,747	-12.7%	194,570	184,129	5.7%
Italy	1,168	917	27.3%	9,541	8,782	8.6%
Brazil	6,061	4,493	34.9%	53,196	43,959	21.0%
Uruguay	2,751	2,759	-0.3%	22,461	22,827	-1.6%
Ecuador	3,623	3,484	4.0%	33,915	28,771	17.9%
Armenia	1,890	1,732	9.2%	14,843	18,777	-21.0%
Peru	416	414	0.5%	4,019	4,117	-2.4%
TOTAL	41,014	42,546	-3.6%	332,545	311,363	6.8%

Aircraft Movements
Argentina	39,603	37,783	4.8%	374,360	351,844	6.4%
Italy	7,207	7,149	0.8%	67,870	68,319	-0.7%
Brazil	15,382	15,854	-3.0%	153,686	153,972	-0.2%
Uruguay	2,589	2,620	-1.2%	27,757	27,233	1.9%
Ecuador	7,027	6,251	12.4%	65,845	66,343	-0.8%
Armenia	2,115	2,334	-9.4%	20,139	18,337	9.8%
Peru	2,568	2,791	-8.0%	26,847	23,652	13.5%
TOTAL	76,491	74,782	2.3%	736,504	709,700	3.8%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-641